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                               PURCHASE AGREEMENT

     Prudential Tax-Managed Equity Fund (the Fund), an open-end, diversified management investment company and a Delaware business trust, and Prudential Investments Fund Management LLC, a New York limited liability company (PIFM), intending to be legally bound, hereby agree as follows:

     1. In order to provide the Fund with its initial capital, the Fund hereby sells to PIFM and PIFM hereby purchases, 10,000 shares of beneficial interest (the Shares) of the Fund. The Shares are apportioned as follows:
2,500 Shares of Class A, 2,500 Shares of Class B, 2,500 Shares of Class C and 2,500 Shares of Class Z, each at the net asset value of $10.00 per share. The Fund hereby acknowledges receipt from PIFM of funds in the amount of $100,000 in full payment for the Shares.

     2. PIFM represents and warrants to the Fund that the Shares are being acquired for investment and not with a view to distribution thereof and that PIFM has no present intention to redeem and dispose of any of the Shares.

     IN WITNESS THEREOF, the parties have executed this agreement as of the 8th day of December, 1998.

                                Prudential Tax-Managed Equity Fund

                                By /s/ Grace C. Torres
                                  --------------------------------
                                       Grace C. Torres
                                       Treasurer

                                Prudential Investments Fund Management LLC

                                By /s/ Marguerite E.H. Morrison
                                  --------------------------------
                                       Marguerite E.H. Morrison
                                       Vice President